Exhibit G
                                                              Form of Notice

Securities and Exchange Commission
(Release No. 35-_________)

         Cinergy Services, Inc., a Delaware corporation ("Cinergy Services" or "Applicant"), with offices located at 139 East Fourth Street, Cincinnati, Ohio 45202, has filed an application ("Application") with the Commission under
Section 13 of the Act and Rules 54 and 93 thereunder. As described below, Cinergy Services requests a waiver with respect to Rule 93 under the Act and the Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies promulgated thereunder, 17 C.F.R. ss. 256 (the "SEC System of Accounts"), so that it may utilize the chart of accounts ("FERC Chart of Accounts") specified in the Federal Energy Regulatory Commission's ("FERC") Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to Provisions of the Federal Power Act, 18 C.F.R. ss. 101 ("FERC System of Accounts"), in lieu of utilizing the respective accounts ("SEC Chart of Accounts") specified in the SEC System of Accounts. Cinergy Services also requests authorization to amend its existing service agreements to make conforming textual revisions.

         1.       Background

         Cinergy Services was formed and received Commission authorization to act as a service company subsidiary for the Cinergy Corp. ("Cinergy") holding company system in connection with the merger that created that holding company system (the "Cinergy System" or "System").1 Cinergy Services renders its services pursuant to separate Commission-approved service agreements with Cinergy's utility and nonutility subsidiaries, respectively (the "Utility Services Agreement" and the "Nonutility Services Agreement;" collectively, the "Service Agreements").2

         Applicant states that the Cinergy System intends to implement a new accounting and reporting system in early 2005. In connection therewith, the multiple charts of accounts now in use throughout the System would be consolidated into a single chart of accounts. Currently, the System maintains multiple charts of account, including the FERC Chart of Accounts (for certain of Cinergy's FERC-jurisdictional companies) and the SEC Chart of Accounts (for Cinergy Services). The decision to consolidate the various chart of accounts into a single chart of accounts reflects Cinergy's view of industry "best practices" and is expected to yield a number of System benefits, including (i) internal process improvements, (ii) standardization and streamlining of processes, and (iii) enhancement of reporting system performance.

         The SEC System of Accounts requires that mutual service companies and subsidiary service companies (collectively, "service companies") use the SEC Chart of Accounts for record keeping and reporting. For example, the SEC System of Accounts requires all operating and maintenance expenses to be recorded in accounts 920 to 932 (Administrative and General ("A&G") Expenses). The FERC System of Accounts requires that public utilities subject to the jurisdiction of the FERC and licensees holding licenses issued by the FERC use the FERC Chart of Accounts for record keeping and reporting. While the FERC System of Accounts generally includes the same A&G accounts as the SEC, the FERC Chart of Accounts is much broader, including, for example, "functionalized" operation and maintenance accounts (e.g., accounts 500 to 515 (Electric Production - Steam), 560 to 574 (Electric Transmission), 580 to 598 (Electric Distribution), 870 to 894 (Gas Distribution), 901 to 905(Customer Accounts), 906 to 910 (Customer Service), 911 to 917 (Sales), etc.).

         According to Applicant, service companies traditionally provided administrative and support services, the costs of which would fall into the category of A&G expenses. However, based on the economies and efficiencies to be gained by pooling various functions into one entity, service companies today often provide other non-A&G services. In the present case, Cinergy Services provides its associate companies both administrative services (e.g., executive, accounting, legal, etc.) and non-administrative services (e.g., customer relations (including call center, billing, etc.) and engineering (including production, transmission and distribution)).

         Due to the requirements of the SEC System of Accounts (to record and report costs in A&G accounts for service companies) and those of the FERC System of Accounts (to record and report functionalized costs in non-A&G accounts for FERC-jurisdictional entities covered thereby), the Cinergy System currently maintains a duplicative set of account rollup structures in order to facilitate proper reporting for both SEC and FERC purposes.

         As noted above, Cinergy Services' proposed utilization of the FERC Chart of Accounts, in replacement of its use of the SEC Chart of Accounts, is intended to enable the Cinergy System, among other benefits, to streamline its accounting processes and reduce multiple accounting system rollup structures. Applicant observes that this proposed change is an account-record keeping and reporting presentation change only (no additional functions or costs will be processed through Cinergy Services as a result thereby) and will provide greater transparency in regard to SEC and FERC regulated accounting presentations.3

         2. Requested Authorization; Etc.

         Cinergy Services requests Commission authorization to utilize the FERC Chart of Accounts, instead of the SEC Chart of Accounts, for all purposes for which Cinergy Services would otherwise use the SEC Chart of Accounts (e.g., recording and reporting costs of Cinergy Services' operations) and to that end requests a waiver under Rule 93 and the SEC System of Accounts. Except as noted in the preceding sentence, Cinergy Services will continue fully to comply with the requirements of Rule 93 and the SEC System of Accounts and all other applicable requirements under the Act. Cinergy Services also requests authorization to amend the Service Agreements to make conforming language changes.4

         The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, by Applicant or any associate company thereof in connection with the proposed transactions are estimated not to exceed approximately $3,000, consisting chiefly of fees for outside legal counsel.

         No state or federal commission, other than this Commission, has jurisdiction over the proposed transactions.5

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.


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1 See Cinergy Corp., HCAR No. 26146, Oct. 21, 1994 (the "Merger Order"). Cinergy
directly or indirectly owns all the outstanding common stock of five public utility companies, the most significant of which are PSI Energy, Inc. ("PSI"), an Indiana electric utility, and The Cincinnati Gas & Electric Company ("CG&E"), a combination Ohio electric and gas utility and holding company. PSI and CG&E (including the utility subsidiaries of CG&E, the most significant of which is The Union Light, Heat and Power Company, a Kentucky combination electric and gas utility) collectively provide electric and gas service to approximately 1.6 million retail and wholesale customers in parts of Indiana, Ohio and Kentucky. (One of those public utility subsidiaries, Lawrenceburg Gas Company, is in the process of being sold to a non-affiliate. See File No. 70-10224.) The Cinergy System also includes numerous nonutility subsidiaries engaged in energy-related businesses and other nonutility businesses authorized under the Act, by Commission order or otherwise.

2 The Service Agreements were approved by the Commission in the Merger Order. In 1997, the Commission authorized an amendment to the Nonutility Services Agreement pursuant to which Cinergy Services was authorized to provide an expanded roster of services to nonutility associate companies (see Cinergy Corp., et al., HCAR No. 26662, Feb. 7, 1997).

3 By implementing this change, the Cinergy System's FERC reporting will not change; rather, Cinergy Services' reporting will be modified to include FERC functionalized accounts.

4 Included herewith as Exhibits B-1 and B-2 are proposed forms of the amended Utility and Nonutility Service Agreements (see Section 4.1 of each Agreement, which has been revised to implement the proposed transactions).

5 Applicant states that pursuant to Section 8-1-2-49 of the Indiana Code (concerning certain contracts between Indiana utilities and affiliates), PSI filed with the Indiana Utility Regulatory Commission ("IURC") the proposed form of amendment to the Utility Service Agreement relating to the proposed transactions. Although the proposed amendment was required to be filed with the IURC before becoming effective, Applicant further states that no IURC action to approve the amended contract is required or anticipated.